**ELECTRONIFIE SECURITIES LLC**

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

*Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.*

# ELECTRONIFIE SECURITIES LLC

## Index

**Deloitte & Touche LLP**
695 East Main Street
P.O. Box 10098
Stamford, CT 06901-2150
USA

Tel: + 1 203 708 4000
www.deloitte.com

# Deloitte.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Electronifie Securities LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Electronifie Securities LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 2017.

Member of
Deloitte Touche Tohmatsu Limited

# ELECTRONIFIE SECURITIES LLC

## Statement of Financial Condition

**December 31, 2019** (in thousands)

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 813 |
| Prepaid Expenses, Other Receivables, and Other Assets | | 1 |
| **Total Assets** | **$** | **814** |
| | | |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accounts Payable, Accrued Expenses, and Other Liabilities | $ | 14 |
| **Total Liabilities** | **$** | **14** |
| | | |
| Commitment and Contingencies (Note 5) | | |
| | | |
| **Member's Equity** | | |
| Member's Equity | $ | 800 |
| **Total Member's Equity** | **$** | **800** |
| | | |
| **Total Liabilities and Member's Equity** | **$** | **814** |

*The accompanying notes are an integral part of this financial statement*

**ELECTRONIFIE SECURITIES LLC**
December 31, 2019
Notes to Financial Statement (amounts in thousands)

### 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

Electronifie Securities LLC ("Electronifie" or the "Company"), a New York limited liability company, was formed on October 9, 2013 and was granted its license as a broker dealer in November 2014. The Company is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was previously wholly-owned by Electronifie Inc. and was sold to Trumid Holdings, LLC (the "Parent") on May 18, 2017. Effective that date, the Company became a wholly-owned subsidiary of the Parent, which is in the business of increasing enterprise value through its subsidiaries, and intends to continue to capitalize those subsidiaries to ensure continued operations and compliance with capital requirements.

The Parent currently owns another broker dealer, Trumid Financial, LLC ("Trumid"), which operates an electronic trading platform. The Parent acquired the Company to combine two independent client networks into a single network, leveraging Trumid's existing technology and team, further increasing the Trumid network and allowing for increased efficiency in matching buyers and sellers of USD-denominated corporate bonds on the Trumid platform.

Electronifie, in its role as a user of the Trumid Market Center platform, refers orders of broker-dealer clients that are not users of the Trumid Market Center platform to Trumid on behalf of those clients. Trades executed on Trumid's platform resulting from orders referred by Electronifie are executed, settled and cleared by State Street Global Markets, LLC ("SSGM"), the FINRA-registered intermediation agent for Trumid.

*Basis of Presentation*

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

*Cash*

Cash is maintained at two major global banks which at times may exceed federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at these banks. The Company has not experienced and does not expect to experience any nonperformance by either bank.

*Use of Estimates*

The preparation of the Company's financial statement in conformity with GAAP requires the Company to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**ELECTRONIFIE SECURITIES LLC**
December 31, 2019
Notes to Financial Statement (amounts in thousands)

### 1.  Nature of Operations and Summary of Significant Accounting Policies (continued)

*Recent Accounting Pronouncements*

In February 2016, the FASB issued ASU No. 2016-02 "Leases (Topic 842)" to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted the ASU on January 1, 2019, and there was no impact to the financial statement and related disclosures as the Company does not have any lease arrangements.

### 2. Income Taxes

The Company is organized as a New York limited liability company and is treated as a disregarded entity for U.S. income tax purposes with no federal, state, or local tax liability.

### 3.  Affiliate Transactions

The Company participates with Parent and its affiliates in certain expense sharing arrangements.  These agreements are settled monthly with cash transfers.

### 4.  Segment Information

The Company operates in a single operating segment under ASC 280 and all assets are located in the United States.

### 5. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that may contain a variety of representations and warranties which may provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company does not expect such risk to be material.

### 6. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 the Company is required to maintain minimum net capital as defined, equal to $5. As of December 31, 2019 the Company had net capital of $799 which exceeded its required net capital by $794.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and therefore is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

**7. Subsequent Events**

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition through February 27, 2020, which is the date the financial statement were available to be issued.  There were no subsequent events that required adjustment to or disclosure in the financial statement.